SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. __)*

                  Acres Gaming Incorporated
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                          004936100
                       (CUSIP Number)

                         Brian McKay
                             IGT
                       5270 Neil Road
                     Reno, Nevada 89502
                       (702) 448-1444
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      January 28, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. ___ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Persons, S.S. or I.R.S.
Identification Nos. of Above Persons
     IGT

2.   Check the Appropriate Box if Member of a Group (See Instructions)
     (a) X     (b) ___

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     WC

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or     2(e)  ____.    Not Applicable

6.   Citizenship or Place of Organization
     Nevada

Number of Shares Beneficially Owned by each Reporting Person With:

7.   Sole Voting Power        1,038,962 (1)

8.   Shared Voting Power      None

9.   Sole Dispositive Power   1,038,962 (1)

10.  Shared Dispositive Power None

11.  Aggregate Amount Beneficially Owned by each Reporting Person
     1,038,962 (1)

12.  Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
     (See      Instructions  _____ Not Applicable

13.  Percent of Class Represented by Amount in Row 11
     10.6%

14.  Type of Reporting Person (See Instructions)
     CO


(1) On 1/28/97 IGT, a wholly owned subsidiary of International Game Technology, purchased 519,481 of Issuer's Series A Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer under the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share. IGT has an option pursuant to a Stock Purchase Agreement to acquire, on or before August 8, 1997, up to an additional 519,481 shares of the Issuer's Series A Preferred Stock. The Series A Preferred Stock has certain voting rights and the right to elect one member of the Issuer's Board of Directors, but is not entitled to vote with the Common Stock until conversion of the Series A Preferred Stock into Common Stock.

Item 1.    Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the Series A Convertible Preferred Stock, $.01 par value per share, (the "Issuer Preferred Stock"), of Acres Gaming Incorporated, a Nevada corporation (the "Issuer"), which has its principal executive offices located at 815 NW Ninth Street, Corvallis, Oregon 97730.

Item 2.  Identity and Background

This Statement is filed on behalf of IGT, a Nevada corporation ("IGT"). IGT designs, develops and manufactures microprocessor-based gaming products and software systems, and has its principal business address and its principal offices at 5270 Neil Road, Reno, Nevada 89502.

The directors and executive officers of IGT are set forth as follows:

                       Home or                             Name & Address of
                      Business      Principal Occupation   Corp. or other Org.
Name                  Address         or Employment        In Which Employed

Charles N. Mathewson  5270 Neil Rd.   CEO/Chairman         IGT
                      Reno, NV 89502                       5270 Neil Rd.
                                                           Reno, NV 89502

G. Thomas Baker       5270 Neil Rd.   President/COO/CFO,   IGT
                      Reno, NV 89502  Director             5270 Neil Rd.
                                                           Reno, NV 89502

Brian McKay           5270 Neil Rd.   V.P./General Counsel IGT
                      Reno, NV 89502  Counsel/Secretary/   5270 Neil Rd.
                                      Treasurer            Reno, NV 89502

Raymond D. Pike       5270 Neil Rd.   Director             IGT
                      Reno, NV 89502                       5270 Neil Rd.
                                                           Reno, NV 89502

During the last five years, no person named above has been
(a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

All of the directors and executive officers of IGT are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Amount:  $5,000,004.60
Source:  Working Capital of IGT

Item 4.  Purpose of Transaction.

Investment Purposes

Item 5.  Interest in the Securities of the Issuer.

(a) Number and Percentage of Shares IGT owns 519,481 and the option to purchase an additional 519,481 shares of Issuer's Series A Convertible Preferred Stock or 10.6% of the outstanding stock of Issuer as of January 27, 1997.

(b)  Power to Vote; Dispose of Shares   IGT has the sole
power to direct the disposition of and vote 519,481 shares of Series A Convertible Preferred Stock.

Item 6.     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Each of the summaries set forth below is qualified in its entirety by reference to the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation of Preferred Stock, each of which is filed as an exhibit hereto and is hereby incorporated by reference in its entirety.

In connection with the acquisition of shares of Series A Preferred Stock of the Issuer, IGT entered into, among other things, a Stock Purchase Agreement and Registration Rights Agreement with the Issuer. The shares of Series A Preferred Stock are convertible one-for-one into shares of Common Stock of the Issuer unless the average closing price of the Issuer's Common Stock for the period of thirty (30) days prior to the date of conversion of the shares of Series A Preferred Stock (the "Average Trading Price Per Share") is less than $9.625 per share in which event the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible will be equal to the quotient of (i) $9.625 and (ii) the Average Trading Price Per Share.

As part of the Stock Purchase Agreement, IGT agreed that neither it nor any of its affiliates would acquire more than 20% of the then outstanding shares of Issuer's Common Stock (including shares into which the Series A Preferred Stock is convertible) prior to the earlier of (i) five years after January 28, 1997 and (ii) the date when the number of shares of Common Stock owned by John F. Acres is less than 1,000,000 shares (adjusted for any stock splits or stock dividends effected after

January 28, 1997).  In addition, IGT agreed that it would
not, without the prior written consent of the Issuer, such
consent not to be unreasonably withheld, directly or
indirectly sell or transfer any shares of the Series A
Convertible Preferred Stock.  This restriction does not
extend to the shares of any shares of Common Stock that may
be acquired upon conversion of the Series A Convertible
Preferred Stock.   In addition, any sale of the shares of
Series A Convertible Preferred Stock is subject to a right of first refusal on the part of the Issuer.

The shares of Series A Convertible Preferred Stock entitle IGT to elect one director of the Issuer. In addition, so long as 130,000 shares of Series A Convertible Preferred Stock (such number is to be increased by one share for each additional four shares of Series A Convertible Preferred Stock acquired by IGT anytime after January 28, 1997) the Issuer shall not, without the vote or written consent of the holder of the Series A Convertible Preferred Stock, approve any amendments to its Certificate of Incorporation or do any of the following: (a) alter or change the rights, preferences or privileges of the shares of Series A Convertible Preferred Stock; (b) increase the number of authorized shares of Series A Convertible Preferred Stock or issue any shares of stock with rights, including liquidation preferences, superior to the Series A Convertible Preferred Stock; (c) effect any sale, lease, assignment, transfer or other conveyance of all or substantially all of the assets of the Issuer or any of its subsidiaries or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiary is not the surviving corporation, or any consolidation or merger involving the Issuer or any of its subsidiaries if the Issuer or its subsidiaries is the surviving corporation but the holders of the capital stock of the Issuer before the consolidation or merger own less than 50% of the Issuer after the consolidation or merger, or any reclassification or other change of any stock, or any recapitalization of the Issuer, or any voluntary dissolution, liquidation or winding up with the Issuer; or (d) permit any direct or indirect subsidiary or other entity owned by the Issuer to sell any equity security or similar interest or any right to acquire any equity security or similar interest in such entity.

Under the terms of the Registration Rights Agreement, the Issuer granted to IGT three demand registration rights.
Such rights may not be exercised until the earlier of the conversion of the Series A Convertible Preferred Stock or December 31, 1997, and any demand for registration must cover at least 35% of the Series A Convertible Preferred Stock. The second demand for registration may not be made until at least twelve months after the first demand was made and the third demand may not be made until at least twelve months after the second demand is made. In addition, the Issuer granted to IGT certain piggy-back registration rights and certain rights to registration on Form S-3.

Item 7.  Material To Be Filed as Exhibits.

Purchase Contract
Registration Rights Agreement
Certificate of Designation of Preferred Stock

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997

IGT

By /s/ Brian McKay
     Brian McKay
     Vice President, General Counsel,
     Secretary, Treasurer

                        EXHIBIT INDEX


1.   Purchase Contract

2.   Registration Rights Agreement

3.   Certificate of Designation of Preferred Stock